Mail Stop 4561
Via Fax (34) 917-147-001

October 1, 2009

Bárbara Zubiría
Chief Accounting and Reporting Officer
Telvent GIT, S.A.
Valgrande, 6, 28108
Alcobendas, Madrid, Spain

      Re: **Telvent GIT, S.A.**
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed on March 18, 2009
             Form 6-Ks Filed on February 26, 2009 and May 21, 2009
             File No. 000-50991

Dear Ms. Zubiría:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Kathleen Collins
                  Accounting Branch Chief